[EVERSHEDS-SUTHERLAND (US) LLP]

Thomas E. Bisset
Direct Line: 202.383.0118
Internet: thomasbisset@eversheds-sutherland.com

February 15, 2022

VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	American Family Variable Account II File No. 333-45592

Commissioners:
On behalf of American Family Life Insurance Company (the “Company”) and American Family Variable Account II (the “Account”), we have attached for filing Post-Effective Amendment No. 27 (the “Amendment”) to the Account's registration statement on Form N-4 for certain flexible premium variable annuity contracts (the “Contracts”).
The Amendment is being filed pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933 (the “1933 Act”). The primary purpose of this Amendment is to update the registration statement to conform to the amendments to Form N-4 adopted by the Securities and Exchange Commission on March 11, 2020. After this Amendment (and a subsequently filed post-effective amendment) become effective, the Company may rely on Rule 498A under the 1933 Act to use an Updating Summary Prospectus with respect to the registration statement. However, the Company will not use an Initial Summary Prospectus because the Contract is no longer sold to new purchasers.

If you have any questions or comments regarding the Amendment, please call the undersigned at the above number.

Sincerely,
/s/ Thomas E. Bisset
Thomas E. Bisset

cc: Krystle Garcia
Alexandria Stith